ESCROW AGREEMENT

This ESCROW AGREEMENT (this ñ**Agreement**ò) made as of October 6, 2009 by and among Zoom Technologies, Inc.,(the ñ**Issuer**ò), Global Hunters Securities, LLC (the ñ**Placement Agent**ò), whose addresses and other information appear on the Information Sheet (attached hereto as **"Exhibit A"**) attached to this Agreement, and Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, NY 10004 (the ñ**Escrow Agent**ò).

WITNESSETH:

WHEREAS, the Issuer proposes to sell up to $5,032,304 (the ñ**Warrant Escrowed Amount**ò) of Series B Warrants, (the ñ**Securities**ò) as part of an offering of Common Stock and Warrants pursuant to the Purchase Agreement (as defined below) to investors (the subscribers of the Securities pursuant to the Purchase Agreement are hereinafter referred to as ñ**Investors**ò), in a private offering to accredited investors on a ñbest efforts, basis through the Placement Agent (the ñ**Offering**ò);

WHEREAS, the Issuer and the Placement Agent propose to establish an escrow account (the ñ**Warrant Escrow Account**ò), to which the subscription for payment of the Series B Warrants, which monies are received by the Escrow Agent from Investors, the Placement Agent, or its counsel, Sichenzia Ross Friedman & Ference LLP, at the closing of the Offering in connection with such private offering are to be credited, and the Escrow Agent is willing to establish the Warrant Escrow Account on the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the Escrow Agent has agreed to establish a special bank account at J.P. Morgan Chase Bank (the ñ**Bank**ò) into which the Warrant Escrow Amount, which are received by the Escrow Agent and credited to the Warrant Escrow Account, are to be deposited.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto hereby agree as follows:

1. Definitions. Each capitalized term not otherwise defined in this Agreement shall have the meaning set forth for such term in that certain Securities Purchase Agreement, dated on or about October 13, 2009 (the ñ**Purchase Agreement**ò) which is attached to this Agreement as Exhibit B and is incorporated by reference herein and made a part hereof.

2. Establishment of the Bank Account.

2.1 The Escrow Agent shall establish an interest-bearing bank account at the branch of Bank selected by the Escrow Agent, and bearing the designation set forth on Exhibit A (heretofore defined as the ñ**Bank Account**ò). The purpose of the Bank Account is for (a) the deposit of the Warrant Escrow Amount (checks or wire transfers) which are received by the Placement Agent or Sichenzia Ross Friedman & Ference LLP from Investors, or the Investors, and are delivered to the Escrow Agent at the closing of the Offering, (b) the holding of the

Warrant Escrow Amount from the closing of the Offering through the period set forth in Section 4 hereof, and (c) the disbursement of collected funds, all as described herein.

2.2 On or before the date of the initial deposit in the Bank Account pursuant to this Agreement, the Placement Agent shall notify the Escrow Agent in writing of the date of the closing of the Offering (the ñ**Effective Date**ò), and the Escrow Agent shall not be required to accept any amounts for credit to the Warrant Escrow Account or for deposit in the Bank Account prior to its receipt of such notification.

2.3 The Initial ñ**Escrow Period**,ò which shall be deemed to commence on the Effective Date, shall end on the date that is 120 days from the Effective Date unless (i) prior to such date on which disbursement is made pursuant to Section 4.1 hereof, or (ii) extended by the Placement Agent pursuant to Section 4.2 hereof. The Offering Period shall be extended pursuant to Section 4.2 hereof (an ñ**Extension Period**ò) unless the Escrow Agent shall have received written notice from the Placement Agent instructing refund of the Escrow Amount pursuant to Section 4.2. The Extension Period, which shall be deemed to commence on the next calendar day following the expiration of the initial Escrow Period, shall consist of 60 calendar days. The last day of the Escrow Period, or the last day of the Extension Period (if the Escrow Agent has received written notice thereof as herein above provided), is referred to herein as the ñ**Termination Date**ò.

3. <u>Deposits to the Bank Account</u>.

3.1 The Placement Agent or Sichenzia Ross Friedman & Ference LLP shall deliver to the Escrow Agent all monies which it receives from the Investors with respect to the Series B Warrants, which monies shall be in the form of checks or wire transfers, provided however that "Cashiers" checks and "Money Orders" must be in amounts greater than $10,000; Cashiers checks or Money Orders in amounts less than $10,000 shall be rejected by the Escrow Agent. Upon the Escrow Agentôs receipt of such monies, they shall be credited to the Warrant Escrow Account. All checks delivered to the Escrow Agent shall be made payable to ñCST&T Zoom Technologies Escrow Account.ò Any check payable other than to the Escrow Agent as required hereby shall be returned to the sender, or if the Escrow Agent has insufficient information to do so, then to the Placement Agent (together with any Subscription Information, as defined below or other documents delivered therewith) by noon of the next business day following receipt of such check by the Escrow Agent, and such check shall be deemed not to have been delivered to the Escrow Agent pursuant to the terms of this Agreement.

3.2 Promptly after receiving monies for the purchase of the Series B Warrants as described in Section 3.1, the Escrow Agent shall deposit the same into the Bank Account. Amounts of monies so deposited are hereinafter referred to as ñ**Escrow Amounts**ò. The Escrow Agent shall cause the Bank to process all Escrow Amounts for collection through the banking system. Simultaneously with each deposit to the Escrow Account, the Placement Agent shall inform the Escrow Agent in writing of the name, address, bank account wiring instructions, and the tax identification number of the Investor, the amount of Series B Warrants subscribed for by such purchase, and the aggregate dollar amount of such subscription (collectively, the ñ**Subscription Information**ò). [Add wire instructions.]

3.3 The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Bank Account checks which are not accompanied by the name address, tax identification number and the number of Series B Warrants Subscribed. Wire transfers representing payments by the Investors shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the Subscription Information required with respect to such payments.

3.4 The Escrow Agent shall not be required to accept in the Escrow Account any amounts whether by check or wire, except during the Escrow Agentôs regular business hours.

3.5 Only those Escrow Amounts, which have been deposited in the Bank Account and which have cleared the banking system and have been collected by the Escrow Agent, are herein referred to as the ñ**Fund**.ò

4. Disbursement from the Bank Account.

4.1 At any time following the date hereof, upon receipt by the Escrow Agent of joint written instructions of the Company and the Placement Agent stating the conditions of release of the Escrowed Amount to the Company and to the Placement Agent for its fees in connection with the Offering, have been met, the Escrow Agent shall make such disbursements from the Fund as directed by such joint written instruction letter.

4.2 If, during the period commencing 120 days from the Effective Date, and terminating 180 days from the date hereof, upon receipt by the Escrow Agent of written instructions from the Placement Agent stating the Company has failed to meet the conditions of release of the Warrant Escrowed Amount, the Escrow Agent shall promptly refund to each Investor the amount of payment received from such Investor (or Placement Agent on behalf of such Investor) which is then held in the Fund or which thereafter clears the banking system, with pro-rata accrued interest thereon and without deduction therefrom, by drawing checks on the Bank Account for the amounts of such payments and transmitting them to the Investors. In such event, the Escrow Agent shall promptly notify the Issuer, the Placement Agent and each of the Investors of its distribution of the Fund. If during this period, the Escrow Agent does not receive written instruction from the Placement Agent, the Escrow Agent shall continue to hold the Escrowed Amount until disbursement pursuant to Section 4.1 or 4.3.

4.3 On the date that is 180 days from the Effective Date, if the Escrow Agent has not received the joint written instructions of the Company and the Placement Agent pursuant to Section 4.1 hereof, or the instructions from the Placement Agent pursuant to Section 4.2 hereof, the Escrow Agent shall promptly, but in no event more than one (1) business day after a request from the Placement agent (which request the Placement Agent will undertake to provide to the Escrow Agent), refund to each Investor the amount of payment received from such Investor which is then held in the Fund or which thereafter clears the banking system, with pro-rata accrued interest thereon and without deduction therefrom, by drawing checks on the Bank

Account for the amounts of such payments and transmitting them to the Investors. In such event, the Escrow Agent shall promptly notify the Issuer, the Placement Agent and each of the Investors of its distribution of the Fund.

        4.4   Upon disbursement of the Fund pursuant to the terms of this Article 4, the Escrow Agent shall be relieved of further obligations and released from all liability under this Agreement. It is expressly agreed and understood that in no event shall the aggregate amount of payments made by the Escrow Agent exceed the amount of the Fund.

        5.   <u>Rights, Duties and Responsibilities of Escrow Agent</u>. It is understood and agreed that the duties of the Escrow Agent are purely ministerial in nature, and that:

        5.1   The Escrow Agent shall notify the Placement Agent, on a daily basis if the Escrow Agent receives additional funds, of the Escrow Amounts which have been deposited in the Bank Account and of the amounts, constituting the Fund, which have cleared the banking system and have been collected by the Escrow Agent.

        5.2   The Escrow Agent shall not be responsible for or be required to enforce any of the terms or conditions of the Purchase Agreementor any other agreement between the Placement Agent and the Issuer nor shall the Escrow Agent be responsible for the performance by the Placement Agent or the Issuer of their respective obligations under this Agreement.

        5.3   The Escrow Agent shall not be required to accept from the Placement Agent (or the Issuer) any Subscription Information pertaining to Investors unless such Subscription Information is accompanied by checks or wire transfers meeting the requirements of Section 3.1, nor shall the Escrow Agent be required to keep records of any information with respect to payments deposited by the Placement Agent (or the Issuer) except as to the amount of such payments; however, the Escrow Agent shall notify the Placement Agent within a reasonable time of any discrepancy between the amount set forth in any Subscription Information and the amount delivered to the Escrow Agent therewith. Such amount need not be accepted for deposit in the Warrant Escrow Account until such discrepancy has been resolved.

        5.4   The Escrow Agent shall be under no duty or responsibility to enforce collection of any check delivered to it hereunder. The Escrow Agent, within a reasonable time, shall return to the Placement Agent any check received which is dishonored, together with the Subscription Information, if any, which accompanied such check.

        5.5   The Escrow Agent shall be entitled to rely upon the accuracy, act in reliance upon the contents, and assume the genuineness of any notice, instruction, certificate, signature, instrument or other document which is given to the Escrow Agent pursuant to this Agreement without the necessity of the Escrow Agent verifying the truth or accuracy thereof. The Escrow Agent shall not be obligated to make any inquiry as to the authority, capacity, existence or identity of any person purporting to give any such notice or instructions or to execute any such certificate, instrument or other document.

5.6 If the Escrow Agent is uncertain as to its duties or rights hereunder or shall receive instructions with respect to the Bank Account, the Escrow Amounts or the Fund which, in its sole determination, are in conflict either with other instructions received by it or with any provision of this Agreement, it shall be entitled to hold the Escrow Amounts, the Fund, or a portion thereof, in the Bank Account pending the resolution of such uncertainty to the Escrow Agentôs sole satisfaction, by final judgment of a court or courts of competent jurisdiction or otherwise.

5.7 The Escrow Agent shall not be liable for any action taken or omitted hereunder, or for the misconduct of any employee, agent or attorney appointed by it, except in the case of willful misconduct, fraud or gross negligence. The Escrow Agent shall be entitled to consult with counsel of its own choosing and shall not be liable for any action taken, suffered or omitted by it in accordance with the advice of such counsel.

5.8 The Escrow Agent shall have no responsibility at any time to ascertain whether or not any security interest exists in the Escrow Amounts, the Fund or any part thereof or to file any financing statement under the Uniform Commercial Code with respect to the Fund or any part thereof.

6. Amendment; Resignation or Removal of Escrow Agent. This Agreement may be altered or amended only with the written consent of the Issuer, the Placement Agent, and the Escrow Agent, provided, however, that Section 4.3 cannot be amended. The Escrow Agent may resign and be discharged from its duties hereunder at any time by giving written notice of such resignation to the Issuer and the Placement Agent specifying a date when such resignation shall take effect and upon delivery of the Fund to the successor escrow agent designated by the Placement Agent in writing. Such successor Escrow Agent shall become the Escrow Agent hereunder upon the resignation date specified in such notice. If the Company fails to designate a successor Escrow Agent within thirty (30) days after such notice, then the resigning Escrow Agent shall promptly refund the amount in the Fund to each prospective Investor, with interest thereon or deduction. The Escrow Agent shall continue to serve until its successor accepts the escrow and receives the Fund. The Company shall have the right at any time to remove the Escrow Agent and substitute a new escrow agent by giving notice thereof to the Escrow Agent then acting. Upon its resignation and delivery of the Fund as set forth in this Section 6, the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with the escrow contemplated by this Agreement. Without limiting the provisions of Section 8 hereof, the resigning Escrow Agent shall be entitled to be reimbursed by the Issuer and the Placement Agent for any expenses incurred in connection with its resignation, transfer of the Fund to a successor escrow agent or distribution of the Fund pursuant to this Section 6.

7. Representations and Warranties. The Issuer and the Placement Agent hereby severally represent and warrant to the Escrow Agent that:

7.1 No party other than the Investors have, or shall have, any lien, claim or security interest in the Warrant Escrow Amounts or the Fund or any part thereof.

7.2   No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Amounts or the Fund or any part thereof.

7.3   The Subscription Information submitted with each deposit shall, at the time of submission and at the time of the disbursement of the Fund, be deemed a representation and warranty that such deposit represents a bona fide payment by the Investor described therein for the amount of Securities set forth in such Subscription Information.

7.4   All of the information contained in the Subscription Information and Exhibit A is, as of the date hereof, and will be, at the time of any disbursement of the Fund, true and correct.

7.5   Reasonable controls have been established and required due diligence performed to comply with "Know Your Customer" regulations, USA Patriot Act, Office of Foreign Asset Control (OFAC) regulations and the Bank Secrecy Act.

8.   <u>Fees and Expenses</u>. The Escrow Agent shall be entitled to the Escrow Agent Fees set forth on Exhibit A, payable as and when stated therein. In addition, the Issuer and the Placement Agent jointly and severally agree to reimburse the Escrow Agent for any reasonable expenses incurred in connection with this Agreement, including, but not limited to, reasonable counsel fees.

9.   <u>Indemnification and Contribution</u>.

9.1   The Issuer and the Placement Agent (collectively referred to as the õ**Indemnitors**ö) jointly and severally agree to indemnify the Escrow Agent and its officers, directors, employees, agents and shareholders (collectively referred to as the õ**Indemnitees**ö) against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable counsel fees, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought against the Indemnitees arising out of or relating in any way to this Agreement or any transaction to which this Agreement relates, unless such action, claim or proceeding is the result of the willful misconduct, fraud or gross negligence of the Indemnitees.

9.2   If the indemnification provided for in Section 9.1 is applicable, but for any reason is held to be unavailable, the Indemnitors shall contribute such amounts as are just and equitable to pay, or to reimburse the Indemnitees for, the aggregate of any and all losses, liabilities, costs, damages and expenses, including counsel fees, actually incurred by the Indemnitees as a result of or in connection with, and any amount paid in settlement of, any action, claim or proceeding arising out of or relating in any way to any actions or omissions of the Indemnitors.

9.3   The provisions of this Article 9 shall survive any termination of this Agreement, whether by disbursement of the Fund, resignation of the Escrow Agent or otherwise.

10.   Termination of Agreement. This Agreement shall terminate on the final disposition of the Fund pursuant to Section 4, provided that the rights of the Escrow Agent and the obligations of the other parties hereto under Section 9 shall survive the termination hereof and the resignation or removal of the Escrow Agent.

11.   Governing Law and Assignment. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without regard to the conflicts of laws principles thereof, and shall be binding, upon the parties hereto and their respective successors and assigns; provided, however, that any assignment or transfer by any party of its rights under this Agreement or with respect to the Escrow Amounts or the Fund shall be void as against the Escrow Agent unless (a) written notice thereof shall be given to the Escrow Agent; and (b) the Escrow Agent shall have consented in writing to such assignment or transfer.

12.   Notices. All notices required to be given in connection with this Agreement shall be sent by registered or certified mail, return receipt requested, or by hand delivery with receipt acknowledged, or by the Express Mail service offered by the United States Postal Service, and addressed, if to the Issuer or the Placement Agent, at their respective addresses set forth on the Information Sheet, and if to the Escrow Agent, at its address set forth above, to the attention of the Trust Department.

13.   Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be determined to be invalid or unenforceable, the remaining provisions of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

14.   Execution in Several Counterparts. This Agreement may be executed in several counterparts or by separate instruments and by facsimile transmission, and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties hereto.

15.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings (written or oral) of the parties in connection therewith.

16   Third-Party Beneficiaries. The parties to this Agreement represent, acknowledge and confirm that each of the Investors is a third-party beneficiary to this Agreement and this Agreement inures to his benefit as if each such Investor was a party to this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

**CONTINENTAL STOCK TRANSFER
& TRUST COMPANY**

By: _____
     Name:
     Title:

GLOBAL HUNTERS SECURITIES, LLC

By: _____
     Name:
     Title:

ZOOM TECHNOLOGIES, INC.

By: _____
     Name: Anthony K. Chan
     Title: Chief Financial Officer

EXHIBIT A

ESCROW AGREEMENT INFORMATION SHEET

1. The Issuer
   Name: Zoom Technologies, Inc.
   Address: 207 South Street, Boston, Massachusetts 02111

   Tax Identification Number: 51-0448969

2. The Placement Agent
   Name: Global Hunters Securities, LLC
   Address:

3. Minimum Amounts and Conditions Required for Disbursement of the Escrow Account
   The Amount to be held in escrow shall be $5,032,304. There is no minimum or maximum amount.

   The conditions for disbursement are set forth in Section 4.

4. Title of Escrow Account
   ñCST&T Zoom Technologies ___________________________ .

5. Escrow Agent Fees and Charges
   $6,000: $1250.00 payable at signing of the Escrow Agreement, plus $4,750.00 prior to the distribution of the Funds. A fee of $500 will be payable for document review services related to each proposed amendment to the Escrow Agreement. In addition, the Escrow Agent shall be paid a fee of $500.00 for each additional closing. Should the Escrow Agent continue for more than one year, the Escrow Agent shall receive a fee of $500.00 per month, or any portion thereof, payable in advance on the first business day of the month.

   Distribution charges:
   $10.00 per check
   $35.00 per wire
   $50.00 per check returned (NSF) check
   $100.00 lost check replacement fee